March 31, 2011

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	Homeland Security Capital Corporation
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Forms 10-Q No. 1 for the Fiscal Quarters Ended June 30, 2010 Filed March 11, 2011
Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2009 filed March 11, 2011
Forms 10-Q for the Fiscal Quarters Ended September 30, 2010 and December 31, 2010
File No. 0-23279

Ladies and Gentleman:

On behalf of Homeland Security Capital Corporation (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Annual Report on Form 10-K/A for the year ended June 30, 2009 (the “Amendment”), as originally filed with the Commission on September 28, 2009 and amended on March 11, 2011. We are also delivering five courtesy copies of the Amendment to the attention of Tracey Houser, Staff Accountant, of the Commission.

Set forth below are the Company’s responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated March 17, 2011, from the staff at the Commission (the “Staff”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2010

Item 5. Goodwill, page F-13

1.	We note your accounting policy for recognizing goodwill, in which you state that the cost of the business acquired includes directly related professional fees. Please revise your accounting policy disclosure in future filings to comply with the guidance in ASC 805-10-25-23 for guidance.

Response: The Company notes the Staff’s comment and hereby undertakes to comply in future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 31, 2011

2.	We note the accounting policy for testing goodwill for impairment. It is unclear how the policy provided fully complies with the guidance provided in ASC 350-20-35. Please provide us with a revised accounting policy that clearly complies with US GAAP and addresses the following:

•	Identification of your reporting units;

•	When goodwill is tested for impairment;

•	The process in which you test goodwill for impairment (i.e., a description of the two step process described in ASC 350-20-35-4 – 35-19);

•	The methods used to estimate the fair value of your reporting units used in step one of the goodwill impairment testing process; and

•	In the case in which you need to perform step 2, how you determine the amount of goodwill impairment to recognize.

Please also specifically confirm to us that you have tested goodwill for impairment in accordance with the US GAAP standards for each fiscal year in which you have had a material amount of goodwill recognized on your balance sheet. If you have not, please undertake to test goodwill for impairment in accordance with US GAAP requirements in ASC 350-20-35.

Response: The Company advises the Staff supplementally that Goodwill on acquisition is initially measured as the excess of the cost of the business acquired, including directly related professional fees, over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. The Company’s acquisition of Safety & Ecology Corporation (“Safety”) in March of 2008 resulted in the recording of $6,403,982 as goodwill after the final allocation of the purchase price of the acquisition. All of the goodwill recorded on the Company’s consolidated balance sheet is allocated to Safety.

The Company has three operating segments: Safety; Nexus Technologies Group, Inc. and Polimatrix, Inc. The Company performs impairment tests of goodwill at its operating segment level. Goodwill is tested for impairment at least annually, usually in the fourth quarter or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment test requires management to undertake certain judgments and consists of a two step process, if necessary. The first step is to compare the fair value of the operating segment to its carrying value, including goodwill. The Company typically uses a discounted cash model to determine the fair value of an operating segment, using assumptions in the model it believes to be consistent with those used by hypothetical market participants.

If the fair value of the operating segment is less than its carrying value, a second step of the impairment test must be performed in order to determine the amount of impairment loss, if any. The second step compares the implied fair value of the operating segment goodwill with the carrying amount of that goodwill. If the carrying amount of the operating segment’s goodwill exceeds its implied fair value, an impairment charge is recognized in an amount equal the carrying amount of the goodwill less its implied fair value.

Any impairment of goodwill based on the above calculations is recognized immediately in the income statement and is not subsequently reversed. Since the acquisition of Safety, no goodwill impairment has been recognized.

Form 10-K/A No. 1 for the Fiscal Year Ended June 30, 2009

3.	Please file an amendment to your fiscal year 2009 Form 10-K/A No. 1 to include Item 8 in its entirety along with the appropriate certifications. Please refer to Rule 12b-15 of the Exchange Act for guidance. Please note that you need only include paragraphs 1, 2 and 3 of the 302 Certifications, since Item 9A is not required to be included in the amended filing.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
March 31, 2011

Response: In response to the Staff’s comment, the Company has filed Amendment No. 2 to its Form 10-K/A for fiscal year ended June 30, 2009 to include item 8 in its entirety.

Exhibits 31.1 and 31.2

4.	As previously requested, please revise the language in the 302 certifications to conform exactly to the language in Item 601(B)(31) of Regulation S-K. For example, we note that you replaced “report” with “Annual Report.”

Response: In response to the Staff’s comment, the Company has revised the language in the 302 certifications to conform exactly to the language in Item 601(B)(31) of Regulation S-K. Please see exhibits 31.1 and 31.2.

* * *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6200 with any comments or questions and please send a copy of any written comments to this response to:

Avisheh Avini, Esq.
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,
/s/Avisheh Avini
Avisheh Avini

cc:
Securities and Exchange Commission (Terence O’Brien, Accounting Branch Chief)
Homeland Security Capital Corporation (Michael C. Brigante, CFO)
Homeland Security Capital Corporation (C. Thomas McMillen, CEO)